BRADLEY PHARMACEUTICALS, INC.
                CONDENSED NOTES TO CONSOLIDATED FINANCIAL
                             STATEMENTS
                            (UNAUDITED)


NOTE A - Summary of Accounting Policies

         The unaudited interim financial statements of Bradley
Pharmaceuticals, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles of complete financial statements.

          In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of June 30, 1997 and the results of operations for the three and six month periods ended June 30, 1997 and 1996 and cash flows for the six months ended
June 30, 1997 and 1996, respectively.

          The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 1996 filed with the Securities and Exchange Commission. The Form 10-KSB contains additional data and information with respect to long-term debt, intangible assets, stock agreements, stock option plans, private placement of securities and reserved shares, escrow shares, chargebacks and rebates, related party transactions, income taxes, commitments, economic dependency and other items and is incorporated by reference.

          The results reported for the three and six month periods ended June 30, 1997 are not necessarily indicative of the results of operations which may be expected for a full year.

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                    BRADLEY PHARMACEUTICALS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS

                   LIQUIDITY AND CAPITAL RESOURCES

           On June 30, 1997, the Company had negative working capital of ($2,039,938) a positive increase of $788,862 over December 31, 1996 negative working capital of ($2,828,800). Improvement in the Company's working capital position at June 30, 1997 was primarily due to operating profit and positive cash flow from operations during both the three months ended March 31, 1997 ("First Quarter 1997") and the three months ended June 30, 1997 ("Second Quarter 1997") and the Company's reversal in Second Quarter 1997 of $229,000 of reserves previously recorded for chargebacks and rebates.

           During the Second Quarter 1997, the Company announced the final restructuring of its obligations to Berlex Laboratories, Inc. ("Berlex") resulting from the Company's 1993 acquisition of the DECONAMINE (R) brand of cough and cold products. Subject to the execution of a definitive restructuring agreement, Berlex and the Company have agreed that the Company's remaining approximate $2.5 million obligation to Berlex will be satisfied by the Company's (i) paying to Berlex, on or before September
30, 1997, $1.15 million plus accrued interest, (ii) issuing to Berlex approximately 500,000 shares of the Company's Class A Common Stock
(which, when added with other shares of Class A Common Stock previously issued to Berlex, will provide Berlex with an approximate
19% interest in the Company) and (iii) issuing to Berlex warrants to purchase up to 700,000 additional shares of Class A Common Stock of the Company at an exercise price of $1.25 per share, exercisable upon conditions.

            While the Company is in the process of finalizing third party financing with The CIT Group to raise the funds necessary to satisfy the remaining cash obligation to Berlex, there can be no assurance that the Company can successfully obtain this financing prior to the scheduled payment date. Due to the uncertainties surrounding the Company's ability to satisfy its remaining cash obligation to Berlex and the resulting impact such failure would have on the Company's future financial condition, if the Company cannot satisfy its obligation to Berlex, there can be no assurance that the Company can continue as a going concern. The financial statements of the Company included elsewhere in this Quarterly Report on Form 10-QSB have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the Company's failure to satisfy its remaining cash obligation to Berlex.

           To secure its obligations to Berlex, the Company has warranted to Berlex that until such time as all obligations to Berlex have been satisfied, the Company, generally, without Berlex's consent, will not grant any person a security interest in, or create a lien upon, any of the Company's assets. In addition, the Company has granted Berlex a security interest covering all of the Company's accounts receivables.

           Working capital as of June 30, 1997 included an increase of $650,903 in cash and cash equivalents. Additionally, current liabilities decreased $1,155,474 from balances at December 31, 1996 as Accounts
Payable and Accrued Expenses were reduced. Accounts Receivable decreased $761,405, inventories have decreased $99,162, and prepaid samples/materials have decreased $281,180 for the six month period ending June 30, 1997, reflecting the normal seasonality of our Second Quarter 1997 sales.
          The United States Food and Drug Administration (the "FDA") is currently reviewing cough and cold products for its Over-the-Counter
"OTC") monograph, and could designate the formula that is in DECONAMINE (R) as an OTC formulation. It is not currently possible for the Company to predict how its operations and financial condition will be affected if the DECONAMINE (R) product line is converted from prescription status to over-the-counter status.

          The Company's DECONAMINE (R) SR product requires the Company to file an Abbreviated New Drug Application ("ANDA") with the FDA to be in compliance with the regulation that all controlled release products require an ANDA. To date, this law has not been enforced on grandfathered (pre-1962) products with established safety and efficacy profiles. The cost of this application is approximately $900,000. The Company has entered into an agreement to complete the first phase of these studies at a cost of approximately $100,000, of which $48,000 was paid through Fiscal 1996. This project is expected to be completed and submitted to the FDA during 1998. Completion of the research and development project is subject, however, to the Company's either generating sufficient cash flow from operations to fund the same or obtaining requisite financing from outside sources, of which there can be no assurance. Therefore, the Company cannot at this time reasonably anticipate the timing of the expenditure of funds for these purposes. The inability of the Company to further develop and/or file the necessary ANDA for DECONAMINE (R) SR would have a material adverse effect on the Company's business.

          Provided the Company can successfully raise the capital necessary to satisfy its remaining cash obligation to Berlex and to continue research and development projects with respect to DECONAMINE (R) SR, the Company believes that it has sufficient cash flow from operations to support its working capital requirements over the next twelve months.


RESULTS OF OPERATIONS

          Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE (R) SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

          GROSS SALES (sales prior to chargebacks, rebates, returns and discounts) for the three and six months ended June 30, 1997 were $4,486,537 and $10,527,070 respectively. These sales results represented a $1,544,687 decrease from the three months ended June
30, 1996, and a $763,020 decrease from the six months ended June 30, 1996. These decreases were primarily due to decreases in the volume of the DECONAMINE (R) product line sales during the Second Quarter of 1997. There were also a combination of several factors including the Company's reduction of sales to unprofitable accounts.
Increased sales of Doak Dermatologics products, especially FORMULA 405 (R)/ A.H.A, ACID MANTLE (R) and TRANS-VER-SAL (R) helped offset the decline in DECONAMINE (R) sales. Gross sales for the Company's DECONAMINE (R) product line accounted for approximately 47% and 59% respectively, of gross sales for the three and six months ended June 30, 1997 versus 66% and 68% respectively, for the three and six months ended June 30, 1996.

          NET SALES (net of all adjustments to sales) for the three and six months ended June 30, 1997 were $3,702,321 and $7,373,970, respectively, representing an increase of $185,365 for the three months, and an increase of $465,471 for the six months ended June 30, 1997.
The net sales increase for the three and six month periods primarily reflects increases in the sales of the Doak Dermatologics products of $486,628 (39%) and $839,009 (40%) respectively. The Company's analysis of the trend in actual chargebacks and rebates resulted in a decrease in the percentage used to adjust gross sales to net sales for the Second Quarter of 1997, resulting in increased net sales and profits of $45,000. Additionally, during the Second Quarter 1997, net sales were positively impacted by the Company's reversal of previously established reserves of $229,000 ($143,000 from 1997 and $86,000 from prior years). The release of these reserves reflects improvements in processing chargebacks and rebates as well as less reliance on managed care sales. This reserve reversal is is based on a reduction of a trend commencing in 1995. Any future reversals will reflect continuing and future analysis of this trend.
There can be no assurance that this trend will continue.

          COST OF SALES for the three and six months ended June 30, 1997 were $952,859 and $1,807,376, respectively, representing an increase from the three and six months ended June 30, 1996 of $81,162 and
$126,336.   The Company's gross profit margin for the three and six
months ended June 30, 1996 was 74% and 75%, respectively, as compared to 75% and 76% during the three and six months ended June
30, 1996. This reflects a change in the mix of the Company's sales with greater sales of Doak products which traditionally carry a lower gross profit percentage.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES were
$2,065,661 and $4,011,810, respectively, for the three and six months ended June 30, 1997, representing an increase of $250,130 (14%) and $351,803 (10%) over the three and six months ended June 30, 1996.
The increases in selling, general and administrative expenses principally reflect increased investment in the Sales and Marketing areas, partially offset by savings in R&D. The Company, however, continues to implement steps designed to reduce expenses and maintain cost controls.

           DEPRECIATION and AMORTIZATION EXPENSES for the three and six months ended June 30, 1997 were $400,376 and $806,064, respectively, representing a decrease of $49,949 and $106,115 as compared to the three and six months ended June 30, 1996. These decreases reflect lower amortization expenses on product acquisitions, principally due to debt reduction associated with the restructuring of the Company's obligations to Berlex.

           INTEREST EXPENSE - NET for the three and six months ended June 30, 1997 decreased by $97,719 and $158,159 as compared to the three and six months ended June 30, 1996. The decrease was principally due to debt reduction associated with the DECONAMINE (R) product acquisition.

           NET INCOME for the three and six months ended June 30, 1997 was $129,937 and $342,370, respectively, representing a decrease of $81,009 (38%) for the three months ended June 30, 1997 as compared to the comparable period during 1996, and an increase of $27,846 (9%) for the six months ended June 30, 1997 as compared to the comparable period during 1996. The increase in net income gives effect to income taxes of $223,750 for the six months ending June 30, 1997 and the reversal of the aforementioned reserves of $229,000. No income taxes were provided for in the first six months of 1996 because of tax loss carryforwards from prior years.


           NET INCOME PER COMMON SHARE for the three and six months ended June 30, 1997 was $.02 and $.04, respectively, representing a decrease of $.01 for three months, and the same $.04 earnings for six months versus last year. Computations of net income per common share for the three months and the six months ending June 30, 1997 and 1996 do not include the effect of stock equivalents because the inclusion of such stock equivalents would be antidilutive.


Part II - Item 5. Other Information


Recent Developments

           On July 2, 1997 the Company announced that it had received a commitment for a line of credit of up to three million dollars with The CIT Group, Chicago, IL. The amount of credit to be advanced will be dependent upon the Company's then existing accounts receivable and inventory balances. The credit commitment is subject to satisfaction of certain conditions, including the execution of appropriate credit and security documents upon closing on or before September 30, 1997.

           The Company intends to utilize a portion of The CIT Group credit advance, when made, along with funds from Bradley operations, to satisfy, in its entirety, the cash obligation of the previously disclosed Berlex debt. In addition, this potential credit availability provides the Company with access to funding for future acquisitions to the extent that they can be supported by applicable assets.

           On June 2, 1997, the Board of Directors of the Company authorized the issuance of 254,311 shares of Class B Common Stock (the "Reissued
Class B Stock") to Daniel Glassman, the Company's President and Chief Executive Officer. The Reissued Class B Stock was issued to Mr.
Glassman in consideration for, among other things, Mr. Glassman's delivery to the Company, for cancellation, of 254,311 shares of Class
A Common Stock of the Company.  The issuance of the Reissued Class B
Stock to Mr. Glassman was the result of the Board of Directors' decision to restore management status quo following the Board's recently learning that Mr. Glassman had pledged (the "Pledge"), in April 1995, 254,311 shares of Class B Common Stock then owned by Mr. Glassman (the "Pledged
Shares") to secure certain obligations of Mr. Glassman to an unaffiliated third party lender. Mr. Glassman has delivered to the Company a letter in which he states that the Pledge was an inadvertent error on his part and that had he been aware of the potential ramifications of the Pledge, he would have pledged other collateral to secure the obligations in question.


          Pursuant to the Company's Certificate of Incorporation, as amended (the "Charter"), the Pledged Shares automatically converted into shares of Class A Common Stock upon the Pledge by Mr. Glassman. Consequently, the number of outstanding shares of Class B Common Stock following the Pledge was reduced by 254,311 shares. Pursuant to the Charter, holders of the Company's Class B Common Stock are entitled to elect a majority of the Company's directors so long as there are at least 325,000 shares of Class B Common Stock issued and outstanding; otherwise, all holders of Class A and Class B Common Stock, voting as a single class, are entitled to elect all of the Company's directors. During November 1995, and pursuant to matters unrelated to the Pledge, an aggregate of 428,358 other shares of Class B Common Stock were returned to, and retired by, the Company. As a result thereof, the number of outstanding shares of Class B Common Stock fell below the aforementioned 325,000 share threshold. In light of the Company's being unaware of the Pledge, holders of the Company's Class A and Class B Common Stock, voting as separate classes, elected two directors and three directors, respectively, at the Company's Annual Stockholders' Meeting held May 1996 (the "1996
Annual Meeting"), rather than voting together as a single class to elect all of the Company's directors. Accordingly, since the 1996 Annual Meeting, only the two directors of the Company elected by the holders of the Class
A Common Stock (the "Class A Directors") have been duly and validly elected. Prior to June 3, 1997, the Company's By-Laws stated that the Company shall have three directors. Since their election by stockholders at the 1996 Annual Meeting, the two Class A Directors, each of whom was an independent director, voted in favor of all matters approved by the Board of Directors. Prior to the authorization of the issuance of the Reissued Class B Stock to Mr. Glassman, the Class A Directors appointed David Hillman, Secretary of the Company, as the third director of the Company.


          Since the issuance of the Reissued Class B Stock to Mr. Glassman caused the number of issued and outstanding shares of Class B Common
Stock to increase to 431,552 shares (above the 325,000 share threshold set forth in the Company's Charter), the holders of Class B Common Stock became entitled to elect a majority (consisting of three) of the Company's directors. Following the issuance to Mr. Glassman of the Reissued Class B Stock, the directors of the Company amended the Company's By-Laws to provide that the Board of Directors shall be comprised of five persons and the holders of the outstanding Class B Common Stock, acting separately as a class in accordance with the Company's Charter, elected, by majority written consent in lieu of a meeting, Daniel Glassman and Iris S. Glassman as directors of the Company and David Hillman was designated as a director elected by the holders of the Class B Common Stock.

          At a Special Meeting of Stockholders held in August 1996, it was reported that an amendment (the "Option Plan Amendment") to the Company's 1990 Stock Option Plan, as amended (the "Plan"), had been approved by stockholders increasing, from 1,500,000 shares to 2,600,000 shares, the number of shares of Class A Common Stock authorized for issuance under the Plan. Given the ramifications of the Pledge, and in particular, that the 254,311 Class B shares voted in favor of the Option Plan Amendment by Mr. Glassman were counted as 1,271,555 votes
(giving effect to the 5:1 voting power attributable to Class B shares) but should have been counted as only 254,311 shares of Class A Common
Stock voting in favor of the Option Plan Amendment, there was an insufficient number of shares of Common Stock of the Company voting to approve the Option Plan Amendment. Accordingly, the Board of Directors has determined to treat the Option Plan Amendment as having been rejected by the Company's stockholders. Options under the Plan to acquire an aggregate of 140,000 shares of Class A Common Stock granted by the Company in reliance upon the Option Plan Amendment having been approved by stockholders have been returned voluntarily to the Company by the relevant optionees for cancellation. As a consequence of believing, in good faith, that the Option Plan Amendment had been approved by stockholders, between August 15, 1996 and December 31, 1996, there were outstanding options to acquire under the Plan in excess of 1,500,000 shares of Class A Common Stock. As a result of options to acquire an aggregate of 423,354 shares of Class A Common Stock under the Plan being canceled during 1996 due to optionees leaving the employ of the Company, there are outstanding, as of the date of this report, options to acquire an aggregate of 1,478,365 shares of Class A Common Stock under the Plan.

Other Information

          On April 8, 1994, the Company was apprised by the New York
State Department of Environmental Conservation ("NYSDEC") that Doak's current leased manufacturing facility located on adjoining parcels at 67 Sylvester Street and at 62 Kinkel Street, Westbury, New York, is located in the New Cassel Industrial Area, which has been designated by the NYSDEC on the Registry of Inactive Hazardous Waste Sites (the
"Registry"). The real property on which Doak's current manufacturing facility is situated is owned by and leased to the Company by Dermkraft, Inc. an entity owned by the former controlling shareholders and officers of Doak.

On February 7, 1995, the Company was apprised by the NYSDEC that the current manufacturing facility will be excluded from the Registry. By letter dated April 21, 1995, the NYSDEC notified the Company that it intended to investigate the Company's current manufacturing facility to determine if hazardous substances had previously been deposited on that property. By letter dated October 24, 1995, NYSDEC notified Dermkraft, Inc. that the Company's current manufacturing facility is included in or near an inactive hazardous waste site described as "Kinkel and Sylvester Streets" and that NYSDEC intends to conduct a Preliminary Site Assessment to study the site and immediate vicinity. The Company has been advised that NYSDEC has made a preliminary determination to include the 62 Kinkel Street portion of the current manufacturing facility on the Registry and that the 67 Sylvester Street portion of the facility will not be included, but those determinations could change before they are finalized. Thereafter, by letter dated May 3, 1996 addressed to Dermkraft, Inc., the NYSDEC notified Dermkraft that the site at 62 Kinkel Street has been listed on the Registry due to the presence of trichloroethylene ("TCE") in soils and groundwater due to the use of TCE by LAKA Tools and Stamping and LAKA Industries, a former tenant from 1971 through 1984. The NYSDEC documents refer to Doak Dermatologics as the current tenant but do not refer to any activities of Doak Dermatologics or the Company as a basis for the listing in the Registry. The Company cannot at this time determine whether the cost associated with the investigation and required remediation, if any, of the current manufacturing facility will be material. With respect to the former manufacturing facility on Magnolia Avenue, which remains designated by the NYSDEC as part of the Registry, management believes that Doak will not be obligated to contribute to any remediation costs, if any are required.


Item 6. Exhibits and Reports on Form 8-K

        (a) Exhibits
            27. Financial Data Schedule

        (b) Reports on Form 8-K
            None.


                            SIGNATURES


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                  BRADLEY PHARMACEUTICALS, INC.
                          (REGISTRANT)



Date: August 14, 1997                    /s/ Daniel Glassman
                                         Daniel Glassman
                                         Chairman of The Board, President
                                         and Chief Executive Officer
                                         (Principal Executive Officer)




Date: August 14, 1997                    /s/ Lawrence R. Lenz
                                         Lawrence R. Lenz
                                         Vice President and
                                         Chief Financial Officer
                                         (Principal Financial and
                                         Accounting Officer)













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